UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 1-7657

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Lehman Brothers Savings Plan

Full Name of Registrant

N/A

Former Name if Applicable

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

Address of Principal Executive Office (Street and Number)

New York, New York 10020

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Annual Report on Form 11-K for the fiscal year ended December 31, 2009 (the “Form 11-K”). The principal reasons for the Registrant’s inability to timely file Form 11-K at this time are as follows: (1) the filing by Lehman Brothers Holdings Inc. (“LBHI”) of a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of LBHI’s subsidiaries comprising significant parts of LBHI’s European and Asian businesses; (3) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business; and (4) the completion on May 4, 2009 of the transfer to Neuberger Berman Group LLC of LBHI’s investment management business, as described in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009. LBHI was also unable to timely file Form 10-Q for the period ended February 28, 2010. Additional information regarding LBHI’s failure to timely file the LBHI 10-Q is available in LBHI’s Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission on April 14, 2010.

As a result of the events described above, the Registrant is currently unable to complete the preparation of its Annual Report for the fiscal year ended December 31, 2009 (the “Annual Report”). The Registrant currently does not have the ability to prepare the required disclosures, to have them properly certified by their current executive officers, and have them reviewed by their independent auditors. The Registrants will not be in a position to file the Form 11-K by the fifth calendar day following the required filing date, June 30, 2010, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William J. Fox	(646)	285-9000
Chief Financial Officer and Executive Vice President, Lehman Brothers Holdings Inc.
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lehman Brothers Savings Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2010		LEHMAN BROTHERS SAVINGS PLAN

		By:	/s/ Wendy M. Uvino
		Name:	Wendy M. Uvino
		Title:	Chairperson, Lehman Brothers Holdings Inc. Employee Benefit Plans Committee